FIBROCELL SCIENCE, INC.
405 Eagleview Boulevard
Exton, Pennsylvania 19341
May 7, 2010
Scot Foley
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Fibrocell Science, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1 File No. 333-163386
Dear Mr. Foley:
     Please be advised that Fibrocell Science, Inc. (the “Company”) hereby requests withdrawal of the above-mentioned Post Effective Amendment pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”). The Post Effective Amendment was originally filed on April 7, 2010.
     The Company’s registration statement that was originally filed on November 27, 2009 and later amended was deemed effective by the SEC on February 12, 2010, registered shares of common stock underlying certain securities. Subsequently, the Company was required to increase the number of shares underlying these securities due to certain anti-dilution provisions.
     Because additional shares may not be registered by means of a post-effective amendment, the Company hereby requests that its Post Effective Amendment be withdrawn. The Company will file a new registration statement to cover the additional shares.
     Pursuant to the requirements of Rule 477 under the Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.
     Please direct any question you may have concerning this application to Mr. Cavas Pavri (telephone: 215-665-5542; fax: 215-701-2478) of Cozen O’Connor, counsel to the Company.

Very truly yours,
/s/ Declan Daly
Name:	Declan Daly
Title:	Chief Financial Officer and Chief Operating Officer to Fibrocell Science, Inc.